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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

VERILINK CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

923432 10 8

(Cusip Number)

July 28, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 923432 10 8			Page 2 of 15

1.	Name of Reporting Person: Sierra Ventures V, L.P., a California limited partnership (“Sierra Ventures V”)		I.R.S. Identification Nos. of above persons (entities only): 94-3222153

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 380,570 shares directly owned by Sierra Ventures V

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 380,570 shares directly owned by Sierra Ventures V

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 380,570 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.67%

12.	Type of Reporting Person: PN

13G
CUSIP No. 924342 10 8			Page 3 of 15

1.	Name of Reporting Person: SV Associates V, L.P., a California limited partnership (“SV Associates V”)		I.R.S. Identification Nos. of above persons (entities only): 94-3222154

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power:

		6.	Shared Voting Power: 380,570 shares directly owned by Sierra Ventures V. SV Associates V is the general partner of Sierra Ventures V.

		7.	Sole Dispositive Power:

		8.	Shared Dispositive Power: 380,570 shares directly owned by Sierra Ventures V. SV Associates V is the general partner of Sierra Ventures V.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 380,570 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.67%

12.	Type of Reporting Person: PN

13G
CUSIP No. 923432 10 8			Page 4 of 15

1.	Name of Reporting Person: Sierra Ventures VI, L.P., a California limited partnership (“Sierra Ventures VI”)		I.R.S. Identification Nos. of above persons (entities only): 94-3259091

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 71,824 shares directly owned by Sierra Ventures VI, L.P.

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 71,824 shares directly owned by Sierra Ventures VI, L.P.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,824 shares (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.32%

12.	Type of Reporting Person: PN

13G
CUSIP No. 923432 10 8			Page 5 of 15

1.	Name of Reporting Person: SV Associates VI, L.P., a California limited partnership (“SV Associates VI”)		I.R.S. Identification Nos. of above persons (entities only): 94-3259090

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 71,824 shares directly owned by Sierra Ventures VI. SV Associates VI is the General Partner of Sierra Ventures VI.

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 71,824 shares directly owned by Sierra Ventures VI. SV Associates VI is the General Partner of Sierra Ventures VI.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,824 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.32%

12.	Type of Reporting Person: PN

13G
CUSIP No. 923432 10 8			Page 6 of 15

1.	Name of Reporting Person: Sierra Ventures VII, L.P., a California limited partnership (“Sierra Ventures VII”)		I.R.S. Identification Nos. of above persons (entities only): 94-3315644

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

		6.	Shared Voting Power: 932,938 shares directly owned by Sierra Ventures VII. Includes 269,543 shares issuable within 60 days pursuant to outstanding warrants.

		7.	Sole Dispositive Power: None

		8.	Shared Dispositive Power: 932,938 shares directly owned by Sierra Ventures VII. Includes 269,543 shares issuable within 60 days pursuant to outstanding warrants.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,202,481 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.29%

12.	Type of Reporting Person: PN

13G
CUSIP No. 923432 10 8			Page 7 of 15

1.	Name of Reporting Person: Sierra Ventures Associates VII, L.L.C., a California limited liability company (“SV Associates VII”)		I.R.S. Identification Nos. of above persons (entities only): 94-3315643

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: None

6.	Shared Voting Power:
932,938 shares and 269,543 shares issuable within 60 days pursuant to outstanding warrants held by Sierra Ventures VII. SV Associates VII is the general partner of Sierra Ventures VII.

		7.	Sole Dispositive Power: None

8.	Shared Dispositive Power:
932,938 shares and 269,543 shares issuable within 60 days pursuant to outstanding warrants held by Sierra Ventures VII. SV Associates VII is the general partner of Sierra Ventures VII.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,202,481 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.29%

12.	Type of Reporting Person: OO

STATEMENT ON SCHEDULE 13G

Item 1(a).	Name of Issuer:

Verilink Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

127 Jetplex Circle, Madison, AL 35758

Item 2(a).	Names of Person Filing:

Sierra Ventures V, L.P.
SV Associates V, L.P.
Sierra Ventures VI, L.P.
SV Associates VI, L.P.
Sierra Ventures VII, L.P.
Sierra Ventures Associates VII, L.L.C.

Item 2(b).	Business Mailing Address for the Person Filing:

c/o Sierra Ventures
2884 Sand Hill Road, Suite 100
Menlo Park, CA 94025

Item 2(c).	Citizenship:

All entities were organized in California.

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

923432 10 8

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

	(a)	Amount Beneficially Owned:

1,654,875 shares of Common Stock (including 269,543 shares of Common Stock issuable within 60 days upon the exercise of outstanding warrants). (1)

	(b)	Percent of Class Owned:

7.28%

	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

None

(ii) shared power to vote or to direct the vote:

1,654,875 shares of Common Stock (including 269,543 shares of Common Stock issuable within 60 days upon the exercise of outstanding warrants). (1)

(iii) sole power to dispose or to direct the disposition of:

None

(iv) shared power to dispose or to direct the disposition of:

1,654,875 shares of Common Stock (including 269,543 shares of Common Stock issuable within 60 days upon the exercise of outstanding warrants). (1)

(1)       This Schedule 13G is being filed on behalf of Sierra Ventures V, L.P. a California limited partnership (“Sierra Ventures V”), SV Associates V, L.P., a California limited partnership (“SV Associates V”), Sierra Ventures VI, L.P., a California limited partnership (“Sierra Ventures VI”), SV Associates VI, L.P., a California limited partnership (“SV Associates VI”), Sierra Ventures VII, L.P. a California limited partnership (“Sierra Ventures VII”) and Sierra Ventures Associates VII, L.L.C., a California limited liability company (“SV Associates VII”) (collectively, “Sierra Ventures”). Sierra Ventures is making this single, joint filing because it may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by Sierra Ventures that such a “group” exists. The agreement among Sierra Ventures to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1.

     SV Associates V, SV Associates VI and SV Associates VII are the general partners of Sierra Ventures V, Sierra Ventures VI and Sierra Ventures VII, respectively. Management of the business affairs of SV Associates V, SV Associates VI and SV Associates VII, including decisions respecting disposition and/or voting of the shares of Common Stock and the exercise of rights to acquire Common Stock, is by majority decision of the general partners or managers, as appropriate, of each of SV Associates V, SV Associates VI and SV Associates VII, respectively, as listed on Schedule I hereto. Each individual general partner and member disclaims beneficial ownership of the shares of Common Stock and rights to acquire such shares.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Under certain circumstances as set forth in the limited partnership or operating agreements, as applicable, of Sierra Ventures V, SV Associates V, Sierra Ventures VI, SV Associates VI, Sierra Ventures VII, Sierra Ventures Associates VII, the general and limited partners and managers of such entities may have the right to receive dividends from, or the proceeds from the sale of shares of Common Stock of the Issuer held by such entity. No such partner’s or manager’s rights relate to more than five percent of the class.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8. Identification and Classification of Members of the Group:

Not Applicable

Item 9. Notice of Dissolution of Group:

Not Applicable

Item 10. Certification:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

August 24, 2004
(Date)
SIERRA VENTURES V, L.P.
By:	SV Associates V, L.P.
Its General Partner

By:	/s/ Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	General Partner

SV ASSOCIATES V, L.P.
By:	/s/ Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	General Partner

SIERRA VENTURES VI, L.P.
By:	SV Associates VI, L.P.
Its General Partner

By:	Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	General Partner

SV ASSOCIATES VI, L.P.
By:	Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	General Partner

SIERRA VENTURES VII, L.P.
By:	Sierra Ventures Associates VII, L.L.C.
Its General Partner

By:	Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	Managing Member

SIERRA VENTURES ASSOCIATES VII, L.L.C.
By:	Jeffrey M. Drazan
	Name:	Jeffrey M. Drazan
	Title:	Managing Member

SCHEDULE I

GENERAL PARTNERS OF SV ASSOCIATES V, L.P., SV ASSOCIATES VI, L.P., AND
MANAGING MEMBERS OF SIERRA VENTURES ASSOCIATES VII L.L.C.

Set forth below, with respect to each general partner of SV Associates V, L.P., SV Associates VI, L.P., and each managing member of Sierra Ventures Associates VII, L.L.C. are the following: (a) name; (b) business address and (c) citizenship.

1.	(a) Peter C. Wendell (b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (c) United States Citizen

2.	(a) Jeffrey M. Drazan (b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (c) United States Citizen

3.	(a) David C. Schwab (b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (c) United States Citizen

4.	(a) Steven P. Williams (Managing Member of Sierra Ventures Associates VII, L.L.C. only) (b) c/o Sierra Ventures 2884 Sand Hill Road, Suite 100 Menlo Park, CA 94025 (c) United States Citizen